Filed by Inflection Point Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Commission File No.: 001-42392

Subject Company: Inflection Point Acquisition Corp. IV

Date: December 3, 2025

The following is a transcript of a podcast recording by Nick Clayton that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Inflection Point Acquisition Corp. IV (“Inflection Point”) and Merlin Labs Inc. (“Merlin” or “Merlin Labs”) believe that none of these are material.

Episode Transcription

SPACInsider

Q = Nick Clayton
A = Matt George

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the target SPAC transactions and their SPAC partners. Many companies seeking to bring autonomous vehicles to roads have found SPACs to be the fuel that could take them to the public markets. Merlin Labs now looks to take autonomy to the skies via a $1 billion combination with Inflection Point four. I’m Nick Clayton, and this week I speak with Merlin Labs’ CEO, Matt George, about why Merlin Labs sat out the previous SPAC cycle, and why he believes now is the right time to list, in partnership with the Inflection Point team. Matt also explains how the use cases for autonomy in the air are in some ways more available than ground work, and what macro conditions are driving the demand for it higher? Where is this market now, and how high could it fly in the future? Take a listen.

Q.	So just to start off, Matt, it feels like the discussion around autonomy has largely focused on the road, but there is a huge market in the air as well, for those unfamiliar, just what does that opportunity look like?

A.	For autonomy in general? We think that autonomy is going to be the biggest force that transforms the world, whether it’s robotics or cars or flying aircraft. Autonomy is going to affect all of those industries, sort of inevitably, but in different ways. Clearly biased, but one of the reasons that we’re so excited about autonomy up in the sky is the fact that it, in some ways, is a lot simpler. It’s a much more regulated environment. There’s a lot less going on up in the sky. But ultimately, you know, we have some challenges that sort of the ground robotics guys don’t have either, which is you can’t pull over, and sort of the safety cases is sort of much higher. So it is certainly easier in some ways, harder in others. But we’re really excited about bringing autonomy up to the air, particularly given the fact that for a lot of our customers, they can do so in a way where they can still keep a human pilot aboard the airplane. So, for a lot of our US military customers, we’re going from two-crew down to one, leveraging autonomy, which allows you to commercialize autonomy a lot more quickly than you would otherwise be able to do with a totally unmanned or uncrewed car or vehicle or drones. So, it’s a real advantage that we have in Merlin of bringing autonomy up to the sky.

Q.	You mentioned some of those government clients. You know, it seems like when it comes to the ground autonomy space, most of the players are starting out with kind of a very focused initial use case, whether it’s, you know, individual civilian cars or commercial vehicles or government clients or one way or the other. But it seems like you’re looking in kind of all directions at once, a little bit. How do those markets break down in the way you see it?

A.	Yeah, for us, we’re building a pilot, just not a human one. So just like a human pilot can go fly for the military and also, you know, keep that same pilot certification as they go, transition into civil flying. You know, we are very much focused on developing a use case and mission-agnostic pilot, and being sort of a “picks and shovels” autonomy provider to a lot of different use cases and missions and supporting our customers, and leveraging that autonomy in whatever way makes the most sense for their mission, use case business, you know, or particular part of the government. So, you know, that has allowed us to be able to support a bunch of cool programs, everything from, you know, sort of C-130Js going from two-crew down to one and all the way to some totally unmanned, uncrewed aircraft. But for us, that means that we don’t have to be right about any one of the specific use cases, but we can be right about providing that high quality, assured certified pilot and allow others to go use that pilot to go fulfill whatever mission or use case is the most appropriate and most valuable for them.

Q.	Yeah. And interestingly, I mean, I feel like when it comes to aviation, the term, “autopilot”, it feels like it’s been around for long enough that people have more of an understanding of what that is, when it comes to autonomy. Before, you know, we saw some of this stuff in some of these other areas, but there’s a lot of areas, you know, beyond. Whenever a pilot isn’t going to flick on autopilot. What are some of the more challenging areas that your pilot is taking over?

A.	Yeah, so unlike autonomous driving, where the autonomous driving industry really had to go from essentially zero to where they are today, we’re super lucky that we’re building off a base of, you know, 40-50 years of work on autopilot. So, you know, we’ve taken that work, added a bunch of AI, and added a bunch of sort of capability on top and are able to go meaningfully sort of provide real value to customers by doing so without having to go reinvent the wheel. So, when you think about autopilot on an aircraft, you think about, you know, sort of takeoff, touchdown, following sort of a heading, following sort of a preset flight plan. But what we’re doing on top of that is adding sort of the true autonomy. So how does it talk to air traffic control? How does it make some of its own decisions up in the air, which allows our customers and partners to go from autopilot, which everybody has, to really transforming the way they’re deploying their aircraft, whether that is going from two-crew down to one, or going totally unmanned using some of those higher order AI skills, combined with the safety critical, tried and true proven basics that we’ve deployed on autopilot systems for the past 40 or 50 years.

Q.	You’ve touched upon it a little bit there, but what can you tell me about your initial use case there, with the military and these air freight jets that you’re applying the pilot to now?

A.	So, everything we’re doing that we’ve sort of announced publicly has been really focused on that two-crew down to one use case. So how are we able to go take what we’re building, put it in a two-crew flight deck. So, for instance, on our C-130J contract, and enable the pilot that remains in the flight deck to be much more of a mission commander versus having to go physically, you know, sort of wrestle with the airplane and sort of fly the airplane, which for our, you know, military customers is really important because you want that pilot to think more broadly about the mission. You want that pilot to be able to communicate and coordinate with other assets on the ground or in the air, and frees up that bandwidth to be much more of a mission commander versus just having to go fly the airplane.

Q.	Yeah, I imagine there’s a whole logistics question as well when it comes to the military in terms of so much freight for the military needs to get around to all these bases. But then there’s a separate logistics question of how do the pilots then be in all the right places at all the right times and having enough pilots where you need them?

A.	The Air Force is short 2500 pilots, depending on sort of the year, but… but right around 2500 pilots pretty consistently over the over the years. And in times of conflict, where do you want your pilots? Do you want your pilots doing those higher cognition missions, or do you want your pilots doing those missions that can be more efficiently done with autonomy? So, we’re really proud of our partnership with the Air Force on freeing up our pilots, human pilots, to go do higher cognition missions and to think a little bit more broadly about what they’re doing, how they can be most effective. But it’s not just the logistics angle. It’s also things like refueling. So how can we leverage autonomy on the tanker fleet. So, we’re pretty active in the KC 135 and some of the other aerial refueling tanker environments, where you can take a crew of two and enable them to go do a 40- or 50-hour mission. So, instead of having four pilots aboard the airplane, you can have two pilots where one pilot is flying the airplane, assisted by, you know what we’re developing and deploying, and one pilot is resting, which enables those tankers to go do really, really super long missions. As we saw with some of the strikes, you know, sort of in Iran this this past year, where that’s going to become progressively more important. So, once you’re able to provide that core autonomy capability for users, they’re… they’re doing a bunch of really cool and interesting things with it, which is why we’re so excited to provide that, you know, mission agnostic autonomy.

Q.	Yeah. And as you mentioned, you know, you’re starting with some of these, these bigger aircraft and, you know, reducing the flight crews, but you have on some of your materials in terms of your wider roadmap and where you can potentially insert your pilot in the future, does include, you know, combat aircraft. In terms of F-16s you have mentioned there, you know, what would you foresee the pilot being used for in that sort of a deployment? Could you actually see some, you know, autonomous combat in the future?

A.	We think that there is a really important role for the collaborative combat aircraft, which is formerly the Loyal Wingman Program. As we start to get pilots out of harm’s way in those very dangerous missions. So, we announced a couple of months ago that we had partnered with Northrop Grumman on their Next Generation Collaborative Combat Aircraft, which is a totally unmanned, uncrewed aircraft that they’ll be deploying and offering up to the to the US Air Force. So we think that there’s some really interesting opportunities that we’ll be able to talk a little bit more about in the coming months around how we can leverage our core autonomy, which we’re now leading the industry on, to enable progressively more capability on those unmanned, uncrewed collaborative combat aircraft, which, you know, enables those planes to go do stuff that we wouldn’t otherwise want to put a human at risk to go do, which we think is really important. Our adversaries are out there doing it, and we need to make sure that we have that capability here in the United States and always remain ahead in being able to go deliver air power at the time and place of our choosing.

Q.	Yeah, and we’ve seen different approaches to monetizing autonomy in the various different spaces where, you know, it’s been introduced. And so how does your business model work with each plane and each client?

A.	It’s different based off different use cases and different modalities of how we’re deploying the system. But in general, we operate off a shared savings model with our customers. So if a customer is going and deploying autonomy, that saves them a bunch of money, and it also increases the utility of the aircraft, and we’re charging them on a per aircraft per year basis for the autonomy in a way that is attractive to them, and also allows us to go get a bunch of aircraft, you know, out there in fairly short order at quite a bit of scale.

Q.	I also think it’s interesting your approach to this question and that in different spaces where autonomy has been tried, there’s a question of how deep you want to get in terms of proprietary hardware and really owning the full aircraft and things like that. You’ve gone to the very software centric approach. What were some of the thinking behind that?

A.	Yeah, so our software approach allows us to be a true merchant supplier of autonomy, regardless of the airplane or the mission. So, I know I sound like a broken record here, but like it’s really core to what we’re doing and what we’re building, which allows us to be that “picks and shovels” autonomy provider. So, we’re not in the business of making airplanes. We’re not in the business necessarily even of making avionics and hardware. So, by being that software provider of record, we can be the operating system that enables those customers to leverage autonomy regardless of what particular aircraft type they have or particular hardware that they’re flying, which enables us to be quite flexible in the customers that we’re able to serve without being capital dependent and very cap-ex heavy.

Q.	Yeah. And so, I mean, moving over to the, you know, some of those details in terms of this deal, why did you decide that now was the right time to go public and why versus SPAC…?

A.	We resisted the siren song of the SPAC in sort of 2021, 2022. And we’re like, really glad we did. We wanted to be on a path to profitability, just sort of off the proceeds of the SPAC transaction. And as we’ve gotten bigger and bigger and have really established our lead in the market, we are now in the position where we have very clear line of sight to that and have established large nine-figure programs with the US government, and then sort of a couple billion dollars in identified backlog that, you know, we’re going to get after here over the next year or two. So, for us, going public now enables us to go leverage a bunch of resources that we wouldn’t have otherwise had access to, but also allows us to go accelerate delivery of capability to our customers, which is the most important thing. We have way more to do than we have time to do it. So, by being able to go public now and really take advantage of the opportunities that… that… that sort of bestows on us, it allows us to go deliver capability much more quickly to our customers, and it also allows us a currency to do M&A eventually. So, it’s much easier to do M&A as a public company than it is in a private company. And we’re looking towards the future of the market, and we think that there’s some really interesting opportunities to do M&A that… that ultimately gets more autonomy in the hands of more customers more quickly. So that’s an important driver for us in our decision to go public.

Q.	I did want to ask about that because, you know, just as you said, you know, M&A becomes so much easier when you have the public capital to access. What are some of the directions and some of the areas that are of interest to Merlin for that?

A.	When we’re looking at places that were we’re thinking through M&A, it all comes down to customer utility. So, what are some things that we can do in order to drive more capability to our existing customers and make our platform much more useful? So that falls into a couple general categories. The first is, you know, software services skills, things like that, where there may be a sort of a niche company that’s developed, you know, a very particular autonomy skill or has the ability to go deliver software at some scale that we’re not able to deliver it. And that’s sort of an interesting target for us. The second category is, is platforms. So, we do think that there are some interesting platforms, particularly on the in certain categories of aircraft where there’s some compelling hardware out there, but that hardware is still fairly basic, either remotely piloted or has very, very, very basic autonomy, where we think a combination of autonomy plus that specific category of hardware could become really important and asymmetrically provide a bunch more capability for our end customers and users. So once again, you know, nothing, nothing that we have announced or nothing that… that is sort of close to the finish line. But being public allows us the ability to go have those conversations in a way that we wouldn’t have otherwise had as a private company.

Q.	Yeah, and just talking about those conversations that have come from this deal, you know, Merlin Labs and Inflection Point four were able to announce just last week that you’ve upsized the type of the transaction to $200 million. How is that reflective of the reception you’ve had in terms of engaging with investors since announcing the deal?

A.	Yeah, it’s been… really it’s been a wild ride. You know, we think that there’s a big investor appetite out there for defense tech, but also defense tech that has, you know, some maturity behind it and is not just sort of at the concept level. So, as we talked about before, we’ve got, you know, sort of a couple very large programs, including that big nine-figure contract with the US government. So, our lead in the space, plus the validation of that lead with a bunch of sort of large contracts has made the reception pretty interesting out in the out in the market, and we’ve sort of upsized the pipe a couple of times now and have always been oversubscribed as we’ve, as we’ve done that. So yeah, we’re looking forward to listing and have been super appreciative of the partnership with Inflection Point.

Q.	And is that a process that’s still ongoing? Do you think you’d look at more upsizes, or are you getting close to the kind of the dollar figure you want going into the close?

A.	Yeah, I mean, I think we’re going to cap it sort of where we are and, you know, sort of the reaction and the sort of the feedback has been great. And we’re going to sort of press forward now that the SEC is back open to, to listing here in fairly short order.

Q.	And what are your capital needs like for your near-term runway in terms of when you’re looking ahead?

A.	Yeah. So, a big part of why now was having clarity on that capital forecast and making sure that we can reach at least having the ability to be profitable off the proceeds of this transaction. So, you know, I think that it is always risky to go out there, you know, without sort of a fully capitalized, fully funded plan. So, it was important for us to reach the level of maturity where we can go out there with a fully funded plan off of the proceeds of this transaction and really hit it out of the park over the next year or two.

Q.	Great. And I’m interested in a little bit just how the deal came together, just because the Inflection Point team has been very active in the SPAC market recently, with some really big successes for this transaction. They had the extra wrinkle that they kind of took over a SPAC in order to engage with you for this, which makes it seem like they were very interested in being able to engage with you guys. Why was the Inflection Point team a good fit from your perspective?

A.	We were only going to go out in the public market if we had the right partner. So, you know, if we didn’t find that right partner or if we weren’t happy with the deal structure that… that particular partner, we would have just stayed private. So, when we met Mike and the team, Mike and Kevin and sort of the team at Inflection Point, their track record sort of speaks for itself, with their deals out in the public market trading all at multibillion dollar valuations, and have done extremely well. And I think that they’ve done, you know, a pretty good job of being good stewards of capital and making sort of a couple concentrated bets. So, it was important for us that we had the right partner. And Inflection Point was, was that right partner for us. And as you mentioned, they went through, you know, a couple sort of interesting moves in order to sort of win the deal. Um…, and we’ve been super happy with that partnership ever since.

Q.	And I guess this is something of a philosophical question, but just given that, you know, the sorts of technology that you’re developing and the missions that you’re serving, you know, I would guess that most people would think of those as generally being the domain of major defense contractors to undertake themselves. So why have you decided to forge this independent path and stay as a listed entity on your own, being able to do it yourself?

A.	Fundamentally, there’s going to be a company that is going to be of equal size, if not larger than the traditional defense primes, that is focused on autonomy, particularly on autonomy for the aerial domain. The last hundred years of aviation have been built around a human plus an airplane. The next hundred years of aviation are built around autonomy plus an airplane. So, we are really excited to be in a position where we are leading that market to be the autonomy provider of record for what we think is how the next 100 years of aviation works, both on the military and the civilian side. And we’ve found that we’re able to mobilize capital and mobilize technology much quicker than the traditional defense primes. So, we’ve won a lot of large programs and efforts against some of those big defense primes. And we are also happy to start to partner with some of those, some of those big primes. So, we announced a big partnership with Northrop Grumman. But we also announced a big partnership with GE Aerospace, where we’re working with GE in order to go take their FMS, which is their flight management system and use that as a real core to, to go expand autonomy into thousands of aircraft that they’re already on. And, you know, we’re open for business in partnering with those big defense primes as we establish our sort of leadership in that space. But, you know, it’s not going to be something we’re going to do on our own. We’re always going to partner with those defense primes, but we’re going to do the partnering. And, you know, we’re always going to be the prime as we as we sort of look forward into some of those big, bigger programs. So, for instance, like on our C130 program, some of those big defense primes are subcontractors to us. And that’s sort of an interesting shift in how the government and some of those customers are buying autonomy, you know, from smaller companies like us, but companies that are able to show leadership over and above and beyond what the defense primes are able to do.

Q.	Great. And just looking at, you know, the space in front of you and also just the capabilities you continue to be developing is what is the thing that you’re most excited about seeing in use with your technology and your work in this space.

A.	As we’re looking to the future, autonomy has always been something that’s been promised but is just starting to be delivered, so we’re not looking forward to any particular technological breakthrough or any sort of aha moment. We’re looking for that iterative first down right where we’re starting to go, move the chains and get autonomy out into operational service with real customers and real partners. So, for our Air Force customers, you know, we’ll have autonomy out there flying on operational Air Force aircraft here in very, very short order. We announced an approved airworthiness plan last year for an operational Air Force aircraft. So it is that incremental progress that we’re very much looking forward to, of taking autonomy off the drawing board and actually putting it out into real service. And as soon as we do that, we think that… that is, you know, sort of a snowball rolling downhill, where as soon as you start to get that service history, that experience, that progress begets progress. And we’re already seeing that start to happen, which is just a tremendous privilege.

About Merlin

Merlin is the leading U.S.-based developer of cost-effective, takeoff-to-touchdown autonomy for both legacy and next-generation airborne systems. Our aircraft-agnostic, AI-powered software is purpose-built for military and civil programs, and is powering an expanding range of missions and aircraft, proven through hundreds of autonomous flights from test facilities across the globe. With $100M+ total in awarded contracts from military customers, Merlin is helping to solve national security challenges through safe, reliable autonomy. To learn more, visit www.merlinlabs.com or follow us on X @merlinaero.

About Inflection Point Acquisition Corp. IV

Inflection Point Acquisition Corp. IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Media Contact

Kate Gundry

617-842-6064

merlin@pluckpr.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Inflection Point Acquisition Corp. IV (“Inflection Point”) and Merlin Labs, Inc. (“Merlin”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point and/or Merlin’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Merlin. These statements are subject to a number of risks and uncertainties regarding Merlin’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Merlin or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Merlin’s business and the timing of expected business milestones; the effects of competition on Merlin’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Merlin and Inflection Point presently do not know or that Merlin and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Merlin’s and/or Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Merlin and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Merlin and/or Inflection Point may elect to update these forward-looking statements in the future, Merlin and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Merlin’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the business combination, Inflection Point intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Merlin’s equityholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the business combination. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance — Conflicts of Interest” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov, and supplemented by the Current Report on Form 8-K filed with the SEC on July 11, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Merlin, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.